Exhibit 99.3

Text advertisement convocation AGM 2019

"Shareholders of Affimed N.V. are invited to attend the annual general meeting which will be held on June 25, 2019, 15:00 hours CET at NH Collection Amsterdam Grand Hotel Krasnapolsky, Dam 9, 1012 JS Amsterdam, the Netherlands. The record date for the meeting is May 28, 2019. The agenda with explanatory notes and the procedure for attending the meeting are available for inspection at the office of the company: Im Neuenheimer Feld 582, D-69120 Heidelberg, Germany and at https://www.affimed.com/investors/.''